SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended December 31, 2001

OR

[ ] TRANSISTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

Commission file number Midas, Inc. 01-13409

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Midas Retirement Savings Plan For Salaried Employees

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Midas International Corporation
1300 Arlington Heights Road
Itasca, Illinois 60143

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plans, have duly caused this annual report to be signed on its behalf by the unersigned heruntoduly authorized.

Midas Retirement Savings Plan For Salary Employees

By /s/ Wendel Province

Wendel Province

Chief Executive Officer

Wolf&Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

CONSENT OF WOLF & COMPANY LLP, INDEPENDENT AUDITORS

The Administrative Committee of
Midas International Corporation
Retirement Savings Plan for Salaried
Employees

We consent to the incorporation by reference in the Registration Statement (No. 333-89226) on Form S-8 of Midas, Inc. as amended, of our report dated April 15, 2002, relating to statement of net assets available for plan benefits of the Midas International Corporation Retirement Savings Plan for Salaried Employees (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001 and related schedule, which report appears in the Plan's Annual Report on Form 11-K for the year 2001.

Wolf + Company LLP

Oak Brook, Illinois
June 27, 2002

MIDAS INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR
SALARIED EMPLOYEES

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2001

CONTENTS

Wolf & Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
Midas International Corporation Retirement
Savings Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of MIDAS INTERNATIONAL CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Midas International Corporation Retirement Savings Plan For Salaried Employees as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf + Company LLP

Oak Brook, Illinois
April 15, 2002

MIDAS INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS

	December 31, 2001	December 31, 2000
Plan interest in Midas International Corporation Defined Contribution Master Trust:		
Conservative Portfolio	$ 2,200,911	$ 2,202,817
Moderate Portfolio	2,667,574	3,895,733
Growth Portfolio	6,330,024	7,857,755
Aggressive Growth Portfolio	9,800,315	11,599,371
Par Fund	15,704,967	14,412,419
Large Cap Fund	5,980,867	8,282,533
Small Cap Fund	2,430,368	3,098,725
International Fund	1,213,076	1,675,759
Midas Stock Fund	3,116,389	3,616,283
Income and Growth Fund	36,269	-
Advisor Fund	181,404	-
Large Cap Growth Fund	45,874	-
Bond Fund	391,031	-
Clearing account	36,419	32,749
Participant loans	469,189	687,828
Net assets available for benefits	$ 50,604,677	$ 57,361,972

See accompanying notes to the financial statements.

MIDAS INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31, 2001	2000
Additions to net assets attributed to:		
Net investment income	$ 932,679	$ 974,908
Loan interest	68,811	53,847
Other income	2,259	3,052
Transfers in	184,788	-
Contributions:		
Participant	1,297,969	1,277,008
Employer	1,016,297	1,010,233
Rollovers	120,173	319,590
Total additions to net assets	3,622,976	3,638,638
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	(3,588,403)	(6,175,273)
Participants' withdrawals	(6,611,344)	(10,577,689)
Administrative expenses	(180,524)	(192,479)
Total deductions from net assets	(10,380,271)	(16,945,441)
Net decrease in net assets available for benefits	(6,757,295)	(13,306,803)
Net assets available for benefits:		
Beginning of year	57,361,972	70,668,775
End of year	$ 50,604,677	$ 57,361,972

See accompanying notes to the financial statements.

1. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Midas International Corporation Retirement Savings Plan for Salaried Employees (the "Plan") have been prepared on the accrual basis of accounting.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments – Investments are recorded at market value and, accordingly, unrealized appreciation (or depreciation) of investments is reflected in current results of operations.

Income Recognition – Interest income is recorded as earned on the accrual basis.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

Administrative Expenses – Substantially all administrative expenses of the Plan are paid by the Plan.

Reclassifications – Certain reclassifications have been made to December 31, 2000 amounts to conform with December 31, 2001.

2. Description of Plan

The following description of the Midas International Corporation Retirement Savings Plan for Salaried Employees provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General – The Plan is a defined contribution plan, which covers eligible employees of Midas International Corporation ("Midas") and those of its subsidiary companies, which adopt the Plan, with any company having adopted the Plan along with Midas being considered an employer. Any salaried, sales, or clerical employee who has met limited employment requirements and has elected to participate in the Plan is considered a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Participants may choose to contribute by payroll deduction any whole percentage from 2% to 10% of their covered compensation subject to limitations of the Internal Revenue Code. The employer matches what an employee contributes to the Plan up to 6% of wages.

2. Description of Plan (Cont.)

Vesting and Forfeitures – A participant who was an employee on January 1, 1998 shall be fully vested and have a non-forfeitable right to their accrued benefit in all accounts at all times. A participant who was not an employee on or after January 1, 1998 shall have a vested and non-forfeitable right to their accrued benefit in the manner determined under their Plan as it existed on their termination of employment.

Plan Termination – Although it has not expressed any intent to do so, Midas has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Accounts – Each participant's account is credited with the participant's contribution, employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participant Notes Receivable – In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans bear interest at the trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years.

Payment of Benefits – On termination of service, a participant may elect to receive the value of their account in either a lump-sum payment, in annual installments over a period of time up to a maximum of fifteen years, in the form of an immediate or deferred annuity, or disbursement amounts at their discretion.

Investment Options – Participants in the Plan have the right to direct their contributions and account balance in one or more funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 2001, contributions may be invested in the following funds:

- Conservative Portfolio
- Moderate Portfolio
- Growth Portfolio
- Aggressive Growth Portfolio
- Par Fund
- Large Cap Fund
- Small Cap Fund
- International Fund
- Company Stock Fund
- Income and Growth Fund
- Advisor Fund
- Large Cap Growth Fund
- Bond Fund

Earnings on investments in each of the investment funds are reinvested in the respective funds.

3. Interest in Midas International Corporation Defined Contribution Master Trust

Certain assets of the Plan are in the Midas International Corporation Defined Contribution Master Trust (the "Trust"), which was established for the investment of assets of the Plan and another Midas International Corporation-sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the "Trustee"). The Plan's interest in the net assets of the Trust is based on the individual plan participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. The interest in the net assets of the Trust was approximately 96% at December 31, 2001 and 2000.

The fair value of Master Trust investments is summarized as follows:

	December 31,	
	2001	2000
Conservative Portfolio	$ 2,268,398	$ 2,265,338
Moderate Portfolio	2,811,556	4,059,441
Growth Portfolio	6,639,802	8,259,410
Aggressive Growth Portfolio	10,427,463	12,386,533
Par Fund	16,265,832	14,968,893
Large Cap Fund	6,201,723	8,645,313
Small Cap Fund	2,538,516	3,282,116
International Fund	1,265,321	1,751,655
Midas Stock Fund	3,227,924	3,688,089
Income and Growth Fund	44,619	-
Advisor Fund	186,978	-
Large Cap Growth Fund	45,919	-
Bond Fund	391,031	-
Clearing account	38,175	34,114
Participant loans	540,268	791,115
	$ 52,893,525	$ 60,132,017

3. Interest in Midas International Corporation Defined Contribution Master Trust (Cont.)

The Plan's allocated share of the Master Trust's net appreciation (depreciation) in the fair value of investments is as follows:

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
Conservative Portfolio	$ 27,310	$ 73,881
Moderate Portfolio	(140,164)	(42,815)
Growth Portfolio	(700,704)	(445,004)
Aggressive Growth Fund	(1,318,671)	(1,229,969)
Par Fund	(848)	(23,715)
Large Cap Fund	(822,593)	(890,382)
Small Cap Fund	(306,878)	(244,786)
International Fund	(296,730)	(319,076)
Midas Stock Fund	(43,444)	(3,053,407)
Income and Growth Fund	8,341	-
Advisor Fund	(1,489)	-
Large Cap Growth Fund	(1,510)	-
Bond Fund	8,977	-
	$ (3,588,403)	$ (6,175,273)

3. Interest in Midas International Corporation Defined Contribution Master Trust (Cont.)

Information regarding the change in net assets available for benefits by investment fund in the Master Trust is as follows:

	For the Year Ended December 31, 2001	2000
Additions to net assets attributed to:		
Net investment income from Midas International Corporation Defined Master Trust	$ 978,204	$ 244,334
Loan interest	79,522	-
Other additions	2,259	4,225
Contributions:		
Participant	1,487,626	1,528,937
Employer	1,072,970	1,081,355
Rollover	161,618	542,976
Total additions	3,782,199	3,401,827
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	(3,799,990)	(5,573,021)
Participants' withdrawals	(7,010,357)	(11,240,290)
Administrative expenses	(189,590)	(200,499)
Loan repayments	(20,754)	-
Total deductions	(11,020,691)	(17,013,810)
Decrease in net assets available for benefits	(7,238,492)	(13,611,983)
Net assets available for benefits:		
Beginning of year	60,132,017	73,744,000
End of year	$ 52,893,525	$ 60,132,017

4. Tax Status

The Plan obtained its latest determination letter on January 6, 2000, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in accordance with the applicable provisions of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the requirements of the IRC.

ADDITIONAL INFORMATION

MIDAS INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

Identity of Party Involved	Description of Asset	Cost	Current Value
The Northern Trust Company	Conservative Portfolio	$ 2,155,962	$ 2,200,911
The Northern Trust Company	Moderate Portfolio	2,691,908	2,667,574
The Northern Trust Company	Growth Portfolio	6,607,930	6,330,024
The Northern Trust Company	Aggressive Growth Portfolio	10,167,021	9,800,315
The Northern Trust Company	Par Fund	15,704,550	15,704,967
The Northern Trust Company	Large Cap Fund	5,512,407	5,980,867
The Northern Trust Company	Small Cap Fund	2,574,961	2,430,368
The Northern Trust Company	International Fund	1,274,074	1,213,076
The Northern Trust Company	Midas Stock Fund	3,804,487	3,116,389
The Northern Trust Company	Income and Growth Fund	34,878	36,269
The Northern Trust Company	Advisor Fund	176,321	181,404
The Northern Trust Company	Large Cap Growth Fund	47,306	45,874
The Northern Trust Company	Bond Fund	384,195	391,031
The Northern Trust Company	Clearing account	36,419	36,419
The Northern Trust Company	Participant loans	469,189	469,189
		$ 51,641,608	$ 50,604,677

See independent auditor's report.

MIDAS INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE OF REPORTABLE TRANSACTIONS
For the Year Ended December 31, 2001

Series of transactions involving securities of the same issue that in the aggregate exceed 5% of the net plan assets at the beginning of the year.

Identity of Party Involved	Description of Asset	Number of Transactions	Purchase Price	Number of Transactions	Selling Price	Cost	Net Gain (Loss)
The Northern Trust Company	COLTV Short Term Investment Fund	193	$ 10,001,457	221	$ 10,634,384	$ 10,634,384	$ -
The Northern Trust Company	MFO Frnkln Strategic Ser. Small-Mid Cap	30	2,923,727	31	315,599	357,560	(41,961)
The Northern Trust Company	MFO Invesco Ret. Tr. Stable Value Fd. Open End Fd.	10	2,209,606	12	15,750,799	15,750,799	-
The Northern Trust Company	MFO SSGA Aggressive Strategic Balanced G FD	21	7,159,434	31	516,859	541,491	(24,632)
The Northern Trust Company	MFO SSGA Moderate Strategic Balanced FD	28	3,325,769	25	609,904	617,839	(7,935)
The Northern Trust Company	MFO SSGA Prin. Accum. Return FD	45	16,982,057	41	1,535,937	1,529,316	6,621
The Northern Trust Company	MFO SSGA US Growth & Inc. Ser. A	24	11,353,146	46	936,973	1,028,347	(91,374)
The Northern Trust Company	MFO St. St. Bd. Mkt. Index Fd. Ser. A	101	1,743,762	97	5,952,433	5,226,418	726,015
The Northern Trust Company	MFO St. St. Russell SPL Co. Non-Lending Sera.	133	1,450,156	164	9,552,088	8,818,207	733,881
The Northern Trust Company	MFO St. St. S&P 500 Flagship Ser. A	157	2,622,059	216	16,013,797	14,032,032	1,981,765
The Northern Trust Company	MFO St. Str. Daily EAFE Lending Ser. A	127	637,685	150	4,823,799	4,883,299	(59,500)

See independent auditor's report.